AVALON RARE METALS INC. (“Company”) FORM OF PROXY (“PROXY”)

Annual Meeting
Tuesday, February 25, 2014 at 4:30 p.m. (Toronto time)
The Toronto Board of Trade – Room A/B/C/D
1 First Canadian Place, Toronto, Ontario
(“Meeting”)

RECORD DATE:	January 14, 2014

CONTROL NUMBER:

SEQUENCE #:

FILING DEADLINE FOR PROXY:	4:30 p.m. (Toronto time) on, Friday, February 21, 2014

VOTING METHODS
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES
200 University Avenue, Suite 300,
Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Donald Bubar, President and Chief Executive Officer of the Company, or failing him, James Andersen, Vice President, Finance and Chief Financial Officer (“Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below.

* SEE VOTING GUIDELINES ON REVERSE *

RESOLUTIONS - MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors

		FOR	WITHHOLD			FOR	WITHHOLD
a)	Donald Bubar	☐	☐	e)	Phil Fontaine	☐	☐
b)	Brian MacEachen	☐	☐	f)	Sergio Marchi	☐	☐
c)	Alan Ferry	☐	☐	g)	Kenneth Thomas	☐	☐
d)	Peter McCarter	☐	☐

2. Appointment of Auditors	FOR	WITHHOLD
Appointment of Deloitte LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Approval of Unallocated Options under the Stock Option Plan	FOR	AGAINST
BE IT RESOLVED THAT:	☐	☐

1. All unallocated options, rights or other entitlements under the Company’s Stock Option Plan be hereby approved up to a maximum of 10% of the outstanding common shares of the Company until the date that is three years from the date hereof, being February 25, 2017.

2. Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED.

PLEASE PRINT NAME	Signature of Registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting - Guidelines and Conditions

1.    THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.

2.    THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CIRCULAR PRIOR TO VOTING.

3.    If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.    This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting, such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.    Each security holder has the right to appoint a person other than Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a security holder of the Company.

Notice-and-Access

The Canadian securities regulators have adopted new rules, effective for meetings held on or after March 1, 2013, which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution overleaf. You should review the Information Circular before voting.

Avalon Rare Metals Inc. has elected to utilize notice-and-access and provide you with the following information:

Meeting materials are available electronically at www.sedar.com and also at http://noticeinsite.equityfinancialtrust.com/AvalonAGM2014/.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-855-657-5745. In order to receive a paper copy in time to vote before the meeting, your request should be received by Friday, February 14, 2014.

6.    To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the security holders of the Company.

7.    To be valid, this proxy must be filed using one of the Voting Methods and before the Filing Deadline for Proxies, noted overleaf or in the case of any adjournment of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.    If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

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